Com2000, Inc.

1575 W Horizon Ridge Pkwy, #531401

 Henderson, NV 89012

Via EDGAR

April 11, 2022

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: David Edgar

Re: Com2000, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 28, 2022

File No. 333-260491

Dear Mr. Edgar:

I write on behalf of Com2000, Inc., (the “Company”) in response to Staff’s letter of March 14, 2022, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1, filed February 28, 2022 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors, page 3

1. Please add a risk factor disclosing any potential conflicts of interest that may arise from the business activities of your executive officers and clarify whether they will be working full-time for the company. In this regard, you state that Messrs. Lakhany and Wong are currently executive officers of other companies. Also, disclose whether you have policies in place regarding the manner in which your management will resolve the types of conflicts of interest that you describe in this risk factor.

In response to this comment, the Company added a risk factor disclosing the potential conflicts of interest arising from part time officers and directors, certain of whom have other business pursuits. The Company further disclosed its policies in place regarding the manner in which officers and directors will resolve these types of conflicts.

Directors, Executive Officers, Promoters and Control Persons, page 29

2. We note your response to prior comment 2. Please disclose the past and present occupations held by Mr. Victor Tong during the past 5 years, as required by Item 401(e)

of Regulation S-K, or advise.

In response to this comment, the Company included the 5 years of employment history for Mr. Tong as required.

Executive Compensation, page 31

3. We note your response to prior comment 3. You disclose on page 31 that the Company entered into an Independent Contractor's Agreement with each of Mr. Tong and Webplus,

Inc. Please file a copy of these agreements as exhibits to your registration statement as required under Item 601(b)(10)(iii)(A) of Regulation S-K or advise.

In response to this comment, the Company filed the Independent Contractor’s Agreements with Mr. Tong and Webplus in its amended registration statement.

Sincerely,

/s/ Jacob Lakhany

Jacob Lakhany

President